Exhibit 12.1
ZELTIQ Aesthetics, Inc.
Ratio of Earnings to Fixed Charges
The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.
(In thousands)

	Nine Months Ended
	September 30, 2016	2015	2014	2013	2012	2011
Earnings (loss), calculated as follows:
Income (loss) from continuing operations before income taxes	$(530)	$3,332	$1,762	$(19,165)	$(30,002)	$(9,555)
Add: Fixed charges	1,966	828	501	450	396	410
Total earnings (loss), as defined	1,436	4,160	2,263	$(18,715)	(29,606)	(9,145)
Fixed Charges, calculated as follows:
Interest expensed	$6	$14	$—	$—	$2	$72
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	49
Estimate of interest within rental expense (1)	1,960	814	501	450	394	289
Total fixed charges	$1,966	$828	$501	$450	$396	$410
Earnings (deficiency of earnings), as defined, to cover fixed charges	$(530)	$4,160	$2,263	$(19,165)	$(30,002)	$(9,555)
Ratio of earnings to fixed charges (2)	—	5.02	4.52	—	—	—

(1) Interest component of rental expense is estimated to equal 1/3 of all such expense, which management believes is a reasonable approximation of the interest factor.

(2) Due to the registrant's losses in 2010 through 2013 and for the nine months ended September 30, 2016, the ratio information is not applicable.